

June 1, 2022

WeiQun Chen
Chairman, Chief Executive Officer, and Director
Novagant Corp.
Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim
Sha Tsui, Hong Kong 19801

> **Re: Novagant Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed May 20, 2022**
> **File No. 000-26675**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G

Financial Statements
Consolidated Balance Sheets, page F-1

1. We note that you have modified your financial statement presentation in response to prior comment 5. However, it appears that you would need to further revise the Balance Sheets on page F-1 to remove the $700 reported for the Series B Preferred Stock as of March 31, 2021 in order to agree with the corresponding amount of zero reported in your Statements of Changes in Shareholders' Equity on page F-3.

   It appears that you would also need to revise the notations on the Common stock line item in the Balance Sheets on page F-1 to indicate there were 300,000,000 shares outstanding as of March 31, 2021 rather than 49,989,704 shares, to be consistent with your presentation on page F-3.

   Finally, given that you report using a fiscal year-end of March 31, please revise the two line items in your Statements of Changes in Shareholders' Equity on page F-3, and similar captions on pages F-22 and F-38, to reference the beginning balances as of March 31 rather than April 1 for the respective periods.

Independent Auditor's Report, page F-18

2. We note that in response to prior comment eight your auditor has modified their audit opinion to indicate they did not provide non-audit services and to describe the tasks they performed in conjunction with the audit, as you also mention in your response. Please note that we were not asking your auditor to modify the audit opinion in response to the prior comment. Rather, we were requesting only that you provide the information in your response letter.

   However, if your auditor believes this additional information is appropriate to emphasize a matter regarding your financial statements in their audit opinion, please let the auditor know to reposition it under a separate section title as required by AS 3101.19, similar to the approach taken on page F-19 to emphasize there being substantial doubt about your ability to continue as a going concern. Alternatively, the opinion as previously stated may be restored.

General

3. We note your disclosure that the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and that the report listed registered public accounting firms subject to the mainland China determination and registered public accounting firms subject to the Hong Kong determination. Please revise your Explanatory Note and your risk factor disclosure on pages 20-21 to state that your auditor, Zhen Hui Certified Public Accountants, was included on such list. In addition, please revise your disclosure in your Explanatory Note and in your risk factor disclosure indicating that your auditor is subject to PCAOB inspection, and your disclosure that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act "if the PCAOB determines that it cannot inspect or investigate completely" your auditor, as such disclosures do not appear to reflect the inclusion of your auditor on such list.

4. Please revise your Explanatory Note and your risk factor disclosure on pages 21-22 to further clarify how the Holding Foreign Companies Accountable Act and related regulations will affect your company, and the related risks. For example, please disclose that you expect to be added to the list of Commission-Identified Issuers under the HFCAA subsequent to the filing of your annual report, and disclose how this impacts your company under the HFCAA, and, if enacted, the Accelerating Holding Foreign Companies Accountable Act, such as the potential for such determination to affect the trading price of your common stock, and the potential that such determination could cause your common stock to be prohibited from trading.

5.   We note your disclosure that "as of the date of this Amendment, the SEC is seeking public comment" on the March 24, 2021 interim final rules. Please revise to clarify updates to such disclosure.

6.   We note your disclosures throughout your filing that you are not required to obtain permission or approval from the Chinese authorities to operate or to issue securities to foreign investors. If the company relied on the advice of counsel to determine that permissions and approvals were not necessary, please identify counsel and file the consent of counsel as an exhibit. For example, we note your reference in your Explanatory Note to PRC legal counsel. If the company did not consult counsel, please revise to provide your basis for concluding that permissions and approvals are not required. In addition, with respect to references in your filing to the "Cybersecurity Administration Committee," please revise to clarify whether you are referring to the Cyberspace Administration of China.

     You may contact Jenifer Gallagher, Staff Accountant at 202-551-3706 or Karl Hiller, Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney at 202-551-8749 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation